Exhibit 99.1

XPENG INC.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9868)

2025 SHARE INCENTIVE SCHEME

(Adopted by a resolution of the Shareholders of the Company on ________, 2025)

WARNING - The contents of this document (and other documents referred to herein) have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to this document. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.

XPENG INC.

2025 SHARE INCENTIVE SCHEME

1.	DEFINITIONS AND INTERPRETATION

1.1	In this Scheme, save where the context otherwise requires, the following expressions have the respective meanings set opposite them:

“Adoption Date”	means the date on which the Scheme is approved by the Shareholders

“ADSs”	American depositary shares, each of which represents two Class A Ordinary Shares

“Applicable Laws”	means the legal requirements relating to the Scheme and the Awards under applicable provisions of the corporate, securities, tax and other laws, rules, regulations and government orders, and the rules of any applicable stock exchange or national market system, of any jurisdiction applicable to Awards granted to residents therein, including, without limitation, the Companies Act, the Listing Rules, the U.S. Securities Act, the U.S. Securities Exchange Act, the New York Stock Exchange Listed Company Manual, and relevant rules, regulations, guidance and requirements of the Stock Exchange and NYSE, as amended, supplemented or otherwise modified from time to time

“Articles of Association”	means the Articles of Association of the Company, as amended from time to time

“associate(s)”	shall have the meaning ascribed to it under the Listing Rules

“Auditors”	means the auditors for the time being of the Company

“Award”	means an award of any Options or RSUs as determined by the Board or its delegate(s) and granted to an Eligible Participant pursuant to this Scheme

“Award Agreement”	shall have the meaning as set out in paragraph Error! Reference source not found. of the Scheme

“Board”	means the board of directors of the Company or a duly authorized committee thereof or such other committee as the Board may authorize

“Board or its delegate(s)”	means the Board, or a committee of the Board, and/or person(s) to which the Board has delegated its authority

“Business Day”	means any day (excluding Saturday) on which banks in Hong Kong are generally open for business and the Stock Exchange is open for business of dealing securities

“Cause”	means, with respect to a Grantee, the termination of employment or office on any one or more of the following grounds: the Grantee has been guilty of misconduct, materially breached any restrictive covenant in favor of the Company or materially violated any Company code of conduct, pled no contest or has been convicted of any felony or other criminal offence involving his integrity or honesty or (if so determined by the Board or its delegate(s) in its absolute discretion) on any other ground on which the relevant company in the Group would be entitled to terminate his employment or office summarily at common law or pursuant to any Applicable Laws or under the Grantee’s service contract with the relevant company in the Group. Notwithstanding the foregoing, a resolution and/or decision of the Board or its delegate(s), or the board of directors of the relevant Subsidiary or the Consolidated Affiliated Entity to the effect that the employment or office of a Grantee has or has not been terminated on one or more of the grounds specified herein shall be conclusive

“Change of Control”

means any of the following transactions:

(i) an amalgamation, arrangement, merger, consolidation or scheme of arrangement in which the Company is not the surviving entity, except for a transaction the principal purpose of which is to change the jurisdiction in which the Company is incorporated or which following such transaction the holders of the Company’s voting Shares immediately prior to such transaction own more than fifty percent (50%) of the voting shares of the surviving entity;

(ii) the sale, transfer or other disposition of all or substantially all of the assets of the Company (other than to a Subsidiary);

(iii) the completion of a voluntary or insolvent liquidation or dissolution of the Company;

(iv) any takeover, reverse takeover, scheme of arrangement, or series of related transactions culminating in a reverse takeover or scheme of arrangement (including, but not limited to, a tender offer followed by a takeover or reverse takeover) in which the Company survives but (A) the Shares of the Company outstanding immediately prior to such transaction are converted or exchanged by virtue of the transaction into other property, whether in the form of shares, securities, cash or otherwise, or (B) the Shares carrying more than fifty percent (50%) of the total combined voting power of the Company’s then issued and outstanding Shares are transferred to a person or persons different from those who held such Shares immediately prior to such transaction culminating in such takeover, reverse takeover or scheme of arrangement, or (C) the Company issues new voting Shares in connection with any such transaction, in each case such that holders of the Company’s voting Shares immediately prior to the transaction no longer hold more than fifty percent (50%) of the voting Shares of the Company after the transaction; or

(v) the acquisition in a single or series of related transactions by any person or related group of persons (other than employees of one or more members of the Group or entities established for the benefit of the employees of one or more members of the Group) of (A) control of the Board or the ability to appoint a majority of the members of such Board, or (B) beneficial ownership (within the meaning of Rule 13d-3 under the U.S. Securities Exchange Act) of Shares carrying more than fifty percent (50%) of the total combined voting power of the Company’s then issued and outstanding Shares

“Class A Ordinary Shares”	means class A ordinary shares of the share capital of the Company with a par value of US$0.00001 each, conferring a holder of a class A ordinary share one vote per share on all matters subject to the vote at general meetings of the Company

“Class B Ordinary Shares”	means class B ordinary shares of the share capital of the Company with a par value of US$0.00001 each, conferring weighted voting rights in the Company such that a holder of a class B ordinary share is entitled to ten votes per share on all matters subject to the vote at general meetings of the Company, subject to the requirements under Rule 8A.24 of the Listing Rules that the reserved matters shall be voted on a one vote per share basis

“Code”	means the United States Internal Revenue Code of 1986, as amended

“Committee”	means the compensation committee of the Board (or a subcommittee thereof), or such other committee of the Board to which the Board has delegated power to act pursuant to the provisions of the Scheme

“close associate(s)”	shall have the meaning ascribed to it under the Listing Rules

“Company”	means XPeng Inc.

“Companies Act”	means the Companies Law of Cayman Islands (as amended from time to time)

“Companies Ordinance”	means the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32 of the Laws of Hong Kong) (as amended from time to time)

“Competitor”	means any governmental unit, corporation, partnership, joint venture, trust, individual proprietorship, firm or other enterprise, as the Board or its delegate(s) may at its absolute discretion identifies and determines, that carries on activities for profit, and shall be deemed to include any affiliates of the aforementioned, that is engaged in or about to become engaged in any activity of any nature that competes with a product, process, technique, procedure, device or service of the Company, any of its respective Subsidiaries or Consolidated Affiliated Entities

“connected person(s)”	shall have the meaning ascribed to it under the Listing Rules

“Consolidated Affiliated Entities”	means the entities the financials of which are consolidated into the Company by virtue of contractual arrangements

“control”	shall have the meaning ascribed thereto under the Codes on Takeovers and Mergers and Share Buy-backs issued by the Securities and Futures Commission

“core connected person(s)”	shall have the meaning ascribed to it under the Listing Rules “Corporate Governance Committee” means the corporate governance committee of the Board, whose composition shall be determined in accordance with the Listing Rules

“Corporate Governance Committee”	means the corporate governance committee of the Board, whose composition shall be determined in accordance with the Listing Rules

“Depositary”	Citibank, N.A.

“Directors”	means the directors of the Company

“Disability”	means a disability, whether temporary or permanent, partial or total as determined by the Board or its delegate(s)

“Eligible Participant(s)”	means Employee Participant(s), Service Provider(s) and Related Entity Participant(s)

“Employee Participant(s)”	means Director(s) and employee(s) of any member of the Group (including persons who are granted Options and/ or RSUs under this Scheme as an inducement to enter into employment contracts with the Group)

“Exercise Period”	means, in respect of any particular Option, the period to be determined and notified by the Board or its delegate(s) to each Grantee during which the Grantee may exercise such Option. Such period may commence on a day after the Grant Date and in any event shall end not later than 10 (ten) years from the Grant Date but subject to the provisions for early termination thereof contained herein

“Exercise Price”	means the price per Share at which a Grantee may subscribe for Class A Ordinary Shares (including in the form of ADSs) on the exercise of an Option as described in paragraphs Error! Reference source not found. and 9.6 of the Scheme

“Fair Market Value”

means, as of any date, the value of Class A Ordinary Shares determined as follows:

(i) If the Class A Ordinary Shares are listed on one or more established stock exchanges or traded on automated quotation systems, the Fair Market Value shall be the closing sales price for such Class A Ordinary Shares (or the closing bid, if no sales were reported) as quoted on the principal exchange or system on which the Class A Ordinary Shares are listed or traded on the date of determination, as reported in Bloomberg or such other source as the Board or its delegate(s) deems reliable unless otherwise prescribed by any Applicable Laws, or, if the date of determination is not a Business Day, the closing price as quoted on the principal exchange or system on which the Class A Ordinary Shares are listed or traded on the Business Day immediately preceding the date of determination;

(ii) If ADSs are listed on one or more established stock exchanges or traded on automated quotation systems, the Fair Market Value shall be the closing sales price for such ADSs (or the closing bid, if no sale were reported) as quoted on the principal exchange or system on the date of determination, as reported in Bloomberg or such other source as the Board or its delegate(s) deems reliable, divided by the number of Class A Ordinary Shares that are represented by such ADSs, or, if the date of determination is not a Trading Day, the closing sales price for such ADSs as quoted on the principal exchange or system on which such ADSs are listed or traded on the Trading Day immediately preceding the date of determination, divided by the number of Class A Ordinary Shares that are represented by such ADSs;

(iii) If the Class A Ordinary Shares or ADSs are regularly quoted by a recognized securities dealer but selling prices are not reported, the Fair Market Value shall be the mean between the high bid and low asked prices for (a) the Class A Ordinary Shares on the date of determination or (b) the ADSs on the date of determination, divided by the number of Class A Ordinary Shares that are represented by such ADSs, as applicable; or

(iv) In the absence of an established market for the Class A Ordinary Shares, the Fair Market Value thereof shall be determined in good faith by the Board or its delegate(s).

“Family Member”	means (i) any person who is a “family member” of the Eligible Participant, as such term is used in the instructions to Form S-8 under the U.S. Securities Act (collectively, the “Immediate Family Members”, which includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships, and any person sharing the Eligible Participant’s household (other than a tenant or employee); (ii) a trust solely for the benefit of the Eligible Participant and/or the Eligible Participant’s Immediate Family Members; or (iii) a partnership or limited liability company whose only partners or shareholders are the Eligible Participant and/or the Eligible Participant’s Immediate Family Members; or (iv) any other transferee as determined by the Board or its delegate(s) in its absolute discretion in an Award Agreement or otherwise

“financial year”	means a year or other period for which the Company’s consolidated accounts are made up

“Further Shares”	means Class A Ordinary Shares (including in the form of ADSs) purchased by the Trustee out of cash income or net proceeds of sale of non-cash or non-scrip distributions declared and distributed by the Company in respect of Class A Ordinary Shares (including in the form of ADSs) held upon the Trust

“Grant”	means the offer of the grant of an Award made in accordance with this Scheme

“Grant Date”	means the date on which the Grant is offered to an Eligible Participant, and shall be a Business Day or a Trading Day if the Grant contains any Options

“Grantee(s)”	means any Eligible Participant(s) who accept(s) or is/ (are) deemed to have accepted a Grant in accordance with the terms of the Scheme (where applicable), or (where the context so permits) any person who is entitled to any Award in consequence of the death of the original Grantee

“Group”	means the Company, its Subsidiaries and Consolidated Affiliated Entities

“Hong Kong”	means the Hong Kong Special Administrative Region of the People’s Republic of China

“Industry Research Consultants”	means natural persons who provide industry research and strategic consulting services to the Group in relation to product, professional technology, research and development, operations, marketing, capital market, experience and other professional areas, and in the opinion of the Directors, the continuity and frequency of those services are akin to those of employees of the Group

“Listing Rules”	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“New York Stock Exchange” or “NYSE”	means The New York Stock Exchange of the United States

“Option”	means an option to subscribe for Class A Ordinary Shares (including in the form of ADSs) granted pursuant to the terms of the Scheme

“Other Service Providers”	means natural persons who serve as independent contractors, consultants and/or advisors who provide services to the Group in relation to research and development, product commercialization, marketing, innovation upgrading, strategic/commercial planning, investor relations, human resources, business development and corporate governance areas on a continuing and recurring basis in its ordinary and usual course of business which are in the interests of the long term growth of the Group

“Purchase Price”	means the consideration, if any, payable by a Grantee to purchase Class A Ordinary Shares underlying an RSU, which shall be determined at the sole and absolute discretion of the Board or its delegate(s)

“Related Entity Participant(s)”	includes director(s) and employee(s) of the holding companies, fellow subsidiaries or associated companies of the Company

“Related Income”	means all income derived from a Class A Ordinary Share and/or ADS held upon the Trust in the form of the Class A Ordinary Shares and/or ADS (including but not limited to, the Further Shares, and any bonus Shares and scrip Shares received in respect of the Class A Ordinary Share and/or ADS)

“Returned Shares”	means Class A Ordinary Shares (including in the form of ADSs) underlying an Award and Related Income of the relevant Class A Ordinary Shares (including in the form of ADSs) underlying an Award which are referable to a Grantee and which are not vested in accordance with the terms of the Scheme, or returned in accordance with the clawback mechanism of the Scheme, or such Class A Ordinary Shares (including in the form of ADSs) that are deemed by the Board or its delegate(s) to be Returned Shares

“RSU”	means a restricted share unit conferring the Grantee a conditional right to obtain either Class A Ordinary Shares (including in the form of ADSs) or an equivalent value in cash with reference to the Fair Market Value of the Class A Ordinary Shares on or about the date of vesting, as determined by the Board or its delegate(s) in its absolute discretion, less any tax, fees, levies, stamp duty and other charges applicable

“Scheme”	means this 2025 Share Incentive Scheme in its present form or as amended from time to time

“Scheme Mandate Limit”	shall have the meaning as set out in paragraph Error! Reference source not found. of the Scheme

“Service Provider(s)”	means natural person(s) who are eligible to receive Awards under Form S-8 and provide(s) services to the Group on a continuing and recurring basis in its ordinary and usual course of business which are in the interests of the long term growth of the Group, namely the Strategic Consulting Consultants, Industry Research Consultants, and Other Service Providers, but excluding (for the avoidance of doubt) (i) placing agents or financial advisers providing advisory services for fund-raising, mergers or acquisitions, and (ii) professional service providers (such as auditors or valuers) who provide assurance, or are required to perform their services with impartiality and objectivity

“Service Provider Sublimit”	shall have the meaning as set out in paragraph Error! Reference source not found. of the Scheme

“Share(s)”	means Class A Ordinary Shares and Class B Ordinary Shares in the share capital of the Company, as the context so requires

“Shareholder(s)”	means holder(s) of Share(s)

“Stock Exchange”	means The Stock Exchange of Hong Kong Limited

“Strategic Consulting Consultants”	means natural persons who provide strategic consulting services to the Group whose services will lead, collaborate with or optimize the businesses operated by the Group from time to time, and in the opinion of the Directors, the continuity and frequency of those services are akin to those of employees of the Group

“Subsidiary”	means a company which is for the time being and from time to time a subsidiary (within the meaning of the Companies Ordinance (Chapter 622 of the Laws of Hong Kong)) of the Company, whether incorporated in Hong Kong or elsewhere

“treasury shares”	shall have the meaning given to it in the Listing Rules. For the avoidance of doubt, treasury shares do not include the Class A Ordinary Shares issued to the Depositary, which are reserved for the bulk issuance of ADSs

“Tax”	means any income, employment, social welfare or other tax withholding obligations (including an Eligible Participant’s tax obligations) or any levies, stamp duties, charges or taxes required or permitted to be withheld or otherwise payable under Applicable Laws with respect to any taxable event concerning an Eligible Participant arising as a result of this Scheme

“Trading Day”	means any day on which the New York Stock Exchange is open for business of dealing securities

“Trust”	means the trust constituted by the Trust Deed to service the Scheme

“Trust Deed”	means the trust deed to be entered into between the Company and the Trustee (as may be restated, supplemented and amended from time to time) in relation to the Scheme

“Trustee”	means a trustee or trustees as shall be appointed pursuant to the terms of the Trust Deed, which is independent and not connected with the Group

“U.S. Person”	means each person who is a “United States Person” within the meaning of Section 7701(a)(30) of the Code (i.e., a citizen or resident of the United States, including a lawful permanent resident, even if such individual resides outside of the United States)

“U.S. Securities Act”	means the United States Securities Act of 1933 and the regulations thereunder, as amended from time to time

“U.S. Securities Exchange Act”	means the United States Securities Exchange Act of 1934 and the regulations thereunder, as amended from time to time

“vest”	means (a) in respect of Class A Ordinary Shares underlying an Option, the Grantee becoming entitled to exercise the Option to subscribe for or acquire such Class A Ordinary Shares (including in the form of ADSs), and (b) in respect of Class A Ordinary Shares underlying an RSU, the Grantee becoming entitled to receive such Class A Ordinary Shares (including in the form of ADSs) or an equivalent value in cash pursuant to this Scheme

“Vesting Date”	means the date to be determined by the Board or its delegate(s) and notified to the relevant Grantee in the Award Agreement on which the Class A Ordinary Shares underlying an Award shall vest

“vesting period”	means the period commencing on the Grant Date and ending on the Vesting Date

“%”	means per cent

1.2

Paragraph headings are inserted for convenience of reference only and shall be ignored in the interpretation of this Scheme. References herein to “paragraphs” are to paragraphs of this Scheme. Words importing the singular include the plural and vice versa, words importing a gender or the neuter include both genders and the neuter references to persons include bodies corporate or unincorporate.

1.3	References in this Scheme to any document are to that document as amended, consolidated, supplemented, novated or replaced from time to time.

1.4

References (express or implied) in this Scheme to ordinances and to statutory and regulatory provisions shall be construed as references to those ordinances or statutory and regulatory provisions as respectively amended or re-enacted or as their application is modified by other provisions (whether before or after the date hereof) from time to time and shall include any provisions of which there are re-enactments (whether with or without modification) and any orders, regulations, instruments, other subordinate legislation or practice notes under the relevant ordinance, statutory or regulatory provision.

1.5	In construing this Scheme:

(a)

the rule known as the ejusdem generis rule shall not apply and, accordingly, general words introduced by the word “other” shall not be given a restrictive meaning by reason of the fact that they are preceded by words indicating a particular class of acts, matters or things; and

(b)	general words shall not be given a restrictive meaning by reason of the fact that they are followed by particular examples intended to be embraced by the general words.

2.	PURPOSE OF THE SCHEME

2.1	The purpose of this Scheme includes:

(a)	recognize and reward Eligible Participants for their contribution to the Group;

(b)	attract and retain best available personnel, and provide them with the opportunity to acquire proprietary interests in the Company; and

(c)

encourage Eligible Participants to work towards enhancing the value of the Company and its Shares, align the interests of these Eligible Participants with those of the Group and further promote the success of the Group’s business.

This Scheme will provide the Company with a flexible means of retaining, incentivizing, rewarding, remunerating, compensating and/or providing benefits to Eligible Participants.

3.	CONDITIONS OF THE SCHEME

3.1	The Scheme is conditional on:

(a)

the passing by the Shareholders at a general meeting of the Company of an ordinary resolution to approve the adoption of the Scheme and to authorize the Board or its delegate(s) to grant Awards under the Scheme and to allot and issue Class A Ordinary Shares in respect of any Awards;

(b)

the Stock Exchange granting the approval for the listing of, and permission to deal in, the Class A Ordinary Shares to be allotted and issued in respect of any Awards which may be granted under the Scheme;

(c)

the New York Stock Exchange granting the approval for the supplemental listing application for the listing of, and permission to deal in, the ADSs representing the Class A Ordinary Shares to be allotted and issued in respect of any Awards which may be granted under the Scheme; and

(d)	the effectiveness of the Company’s filing of a Form S-8 for the registration of the Class A Ordinary Shares to be allotted and issued in respect of any Awards which may be granted under the Scheme.

4.	ADMINISTRATION

4.1

This Scheme shall be subject to the administration of the Board. The Board shall have the sole and absolute right to (i) interpret and construe the provisions of this Scheme, (ii) determine the persons who will be granted Awards under this Scheme, the type of Awards which may be granted to such persons, the terms and conditions on which Awards are granted, the Exercise Price or Purchase Price, if applicable, of any Award and when the Awards granted pursuant to this Scheme may vest, (iii) make such appropriate and equitable adjustments to the terms of the Awards granted under the Scheme as it deems necessary, and (iv) to prescribe the forms of Award Agreement for use under this Scheme, which need not be identical for each Grantee, and to amend any Award Agreement, (v) prescribe, amend and rescind rules and regulations relating to this Scheme and the administration of this Scheme and all Award Agreements, including rules and regulations relating to sub-plans established for the purpose of qualifying for preferred Tax treatment under the tax laws of any jurisdiction; (vi) allow the Grantees to satisfy minimum Tax withholding obligations by having the Company withhold from the Shares to be issued pursuant to an Award (or a portion thereof), that number of Shares having a Fair Market Value equal to the amount required to be withheld as set forth in paragraph 24.15 below; (vii) take any action, before or after an Award is made, that it deems advisable to obtain approval or comply with Applicable Laws or any necessary local governmental regulatory exemptions or approvals or listing requirements of any securities exchange or automated quotation system; (viii) construe, interpret, reconcile any inconsistency in, correct any defect in and/or supply any omission in, the terms of this Scheme, any Award Agreement and any Award granted pursuant to this Scheme; and (ix) make such other decisions or determinations as it shall deem appropriate in the administration of the Scheme.

4.2

The Board may by resolution delegate any or all of its powers in the administration of the Scheme to the Committee or any other committees or any person(s) as authorized by the Board for such purpose. All the decisions, determinations and interpretations made by the Board or its delegate(s) shall be final, conclusive and binding on all parties. The Board or its delegate(s) may also appoint one or more independent third party contractors to assist in the administration of this Scheme as they think fit.

4.3

Without prejudice to the general power of administration of the Board or its delegate(s) (as the case may be) and to the extent not prohibited by Applicable Laws, the Board or its delegate(s) (as the case may be) may also from time to time appoint one or more Trustees in respect of the granting, administration and/or vesting of any Awards.

5.	DURATION

5.1

Subject to any early termination as may be determined by the Board or its delegate(s) pursuant to paragraph 23 of the Scheme, the Scheme shall be valid and effective for a period of 10 (ten) years commencing the Adoption Date, after which no further Awards will be granted, but the provisions of this Scheme shall in all other respects remain in full force and effect and the Awards granted during the term of this Scheme may continue to be valid and exercisable in accordance with their terms of grant.

6.	APPOINTMENT OF TRUSTEE

6.1

The Company, acting by the Board or its delegate(s) may appoint one or more Trustees to assist with the administration, exercise and vesting of Awards granted under the Scheme. The Company, acting by the Board or its delegate(s) (if so authorized by the Shareholders, where applicable), may, to the extent permitted by the Applicable Laws, (a) subject to the Scheme Mandate Limit and Service Provider Sublimit, allot and issue new Class A Ordinary Shares to the Trustee, and direct and procure the Trustee to transfer the same to the Grantees; and/or (b) direct and procure the Trustee to transfer existing Class A Ordinary Shares (x) directly to the Grantees, or (y) to the Depositary to convert the Class A Ordinary Shares into ADSs for the account and on behalf of the Grantees, either by utilizing Returned Shares or Further Shares, or by making on-market purchases of existing Class A Ordinary Shares at the prevailing market price, in either case to satisfy the Awards upon vesting or exercise. The Company, acting by the Board or its delegate(s) shall, to the extent permitted by the Applicable Laws, provide sufficient funds to the Trustee by whatever means as the Board or its delegate(s) may in its absolute discretion determine to enable the Trustee to satisfy its obligations in connection with the administration, vesting and exercise of Awards.

6.2

The Board or its delegate(s) may from time to time cause to be paid the necessary funds to the Trustee by way of settlement which shall constitute part of the trust fund of the Trust, for the purchase or subscription (as the case may be) of Class A Ordinary Shares (including in the form of ADSs) and other purposes set out in the relevant Trust Deed.

6.3

The Trustee shall hold the Class A Ordinary Shares (including in the form of ADSs) underlying the Awards (and the Related Income, if any) on trust for the benefit of the Grantees under the Scheme pursuant to the terms of the Scheme, the terms of the relevant Trust Deed and the Applicable Laws.

6.4	The Trustee shall hold the Returned Shares and Further Shares exclusively for the benefit of the Eligible Participants for future Awards according to the instruction of the Board or its delegate(s).

7.	ELIGIBLE PARTICIPANTS

7.1	The Eligible Participants who may be selected to become Grantees of the Scheme are any individuals being an Employee Participant, a Related Entity Participant or a Service Provider.

7.2

The eligibility of any of the Eligible Participants shall be determined by the Board or its delegate(s) from time to time on the basis of the Board’s or its delegate(s)’ opinion as to the Eligible Participants’ contribution to the development and growth of the Group. In assessing whether Awards are to be granted to any Eligible Participants, the Board or its delegate(s) shall take into account various factors, including but not limited to, the nature and extent of contributions provided by such Eligible Participants to the Group, the special skills or technical knowledge possessed by such Eligible Participants which is beneficial to the continuing development of the Group, the positive impacts which such Eligible Participant has brought to the Group’s business and development and whether granting Award to such Eligible Participant is an appropriate incentive to motivate, retain and attract such Eligible Participants to continue to make contributions to the Group.

7.3

In assessing the eligibility of Employee Participant(s), the Board or its delegate(s) will consider all relevant factors as appropriate, including the individual performance, time commitment, responsibilities or employment conditions according to the prevailing market practice and industry standard, the length of engagement with the Group and the individual contribution or potential contribution the Employee Participant(s) made or is likely to make to the development and growth of the Group.

7.4

In assessing the eligibility of Related Entity Participant(s), the Board or its delegate(s) will consider all relevant factors as appropriate, including the experience of the Related Entity Participant(s) on the Group’s business, the actual degree of involvement in and/or cooperation with the Group, the length of engagement with the Group, the amount of support, assistance, guidance, advice, efforts and contributions the Related Entity Participant(s) gave or is likely to give or make towards the success of the Group in the future.

7.5

In assessing the eligibility of Service Provider(s), the Board or its delegate(s) will consider all relevant factors as appropriate, including the applicable securities laws governing registration of the Shares underlying the Awards, the individual performance of relevant Service Provider(s), the length of business relationship with the Group, the materiality and nature of the business relationship with the Group (such as whether they relate to the core business of the Group and whether such business dealings could be readily replaced by third parties), track record in the quality of services provided to and/or cooperation with the Group and the scale of business dealings with the Group with regard to factors such as the actual or expected change in the Group’s revenue or profits which is or may be attributable to the Service Provider(s).

8.	SCHEME MANDATE LIMIT AND SERVICE PROVIDER SUBLIMIT

8.1

The total number of Class A Ordinary Shares which may be issued in respect of all awards to be granted under the Scheme and any other share schemes or plans of the Company must not in aggregate exceed 10% of the total number of Shares of the Company (including the Class A Ordinary Shares and Class B Ordinary Shares) in issue (excluding treasury shares) as at the Adoption Date (the “Scheme Mandate Limit”) unless the Company obtains approval from the Shareholders pursuant to paragraphs 8.4 and 8.5 below.

8.2

Subject to paragraph 8.1, the total number of Class A Ordinary Shares which may be issued in respect of all awards to be granted to Service Providers under the Scheme and any other share schemes or plans of the Company must not in aggregate exceed 0.5% of the total number of Shares of the Company (including the Class A Ordinary Shares and Class B Ordinary Shares) in issue (excluding treasury shares) as at the Adoption Date (the “Service Provider Sublimit”) unless the Company obtains approval from the Shareholders pursuant to paragraphs 8.4 and 8.5 below. For the avoidance of doubt, the Service Provider Sublimit is set within the Scheme Mandate Limit.

8.3

For the avoidance of doubt, the Class A Ordinary Shares underlying any awards granted under the Scheme or any other share schemes or plans of the Company which have been cancelled will be regarded as utilized for the purpose of calculating the Scheme Mandate Limit and Service Provider Sublimit. Where the Company has reissued such cancelled Awards, the Class A Ordinary Shares underlying both the cancelled Awards and the re-issued Awards will be counted as part of the total number of Class A Ordinary Shares subject to paragraphs 8.1 and 8.2 above. However, (i) the awards lapsed (including those clawed back) in accordance with the terms of the Scheme or (as the case may be) any other share schemes or plans of the Company, and (ii) the Class A Ordinary Shares underlying any awards granted under the Scheme or any other share schemes or plans of the Company which involve existing Class A Ordinary Shares (including Returned Shares and/or Further Shares), will not be regarded as utilized for the purpose of calculating the Scheme Mandate Limit and Service Provider Sublimit.

8.4

The Scheme Mandate Limit (and the Service Provider Sublimit) may be refreshed at any time by obtaining approval of the Shareholders in general meeting after three years from the Adoption Date or the date of Shareholders’ approval for the last refreshment, provided that:

(a)

the total number of Class A Ordinary Shares which may be issued in respect of all awards to be granted under the Scheme and any other share schemes or plans of the Company under the Scheme Mandate Limit as refreshed (the “New Scheme Mandate Limit”) must not exceed 10% (and the Service Provider Sublimit as refreshed (the “New Service Provider Sublimit”) must not exceed 0.5%) of the total number of Shares of the Company (including the Class A Ordinary Shares and Class B Ordinary Shares) in issue (excluding treasury shares) at the date of the Shareholders’ approval of such New Scheme Mandate Limit (and New Service Provider Sublimit). Awards previously granted under the Scheme or any other share schemes or plans of the Company (including those exercised, outstanding, cancelled or lapsed in accordance with the terms of this Scheme or any other share schemes or plans of the Company) will not be regarded as utilized for the purpose of calculating the total number of Class A Ordinary Shares subject to the New Scheme Mandate Limit (and New Service Provider Sublimit).

(b)

any refreshment to the Scheme Mandate Limit (and the Service Provider Sublimit) within any three-year period must be approved by the Shareholders, where any controlling shareholders and their associates (or if there is no controlling shareholder, Directors (excluding independent non-executive Directors) and the chief executive of Company and their respective associates) must abstain from voting in favour of the relevant resolution at the general meeting and in accordance with the requirements under the Listing Rules.

(c)

the requirements under paragraph 8.4(b) do not apply if the refreshment is made immediately after an issue of securities by the Company to the Shareholders on a pro rata basis as set out in Rule 13.36(2)(a) of the Listing Rules such that the unused part of the Scheme Mandate Limit (as a percentage of the total number of Shares of the Company (including the Class A Ordinary Shares and Class B Ordinary Shares) in issue (excluding treasury shares)) upon refreshment is the same as the unused part of the New Scheme Mandate Limit immediately before the issue of securities, rounded to the nearest whole Class A Ordinary Share.

8.5

Without prejudice to paragraph 8.4, the Company may seek separate Shareholders’ approval in general meeting to grant awards under the Scheme or any other share schemes or plans of the Company beyond the Scheme Mandate Limit (or the Service Provider Sublimit) or, if applicable, the extended limits referred to in paragraph 8.4, provided the Awards in excess of the Scheme Mandate Limit (or the Service Provider Sublimit) are granted only to Eligible Participants specifically identified by the Company before such approval is sought. The Company must send a circular to the Shareholders containing the name of each specified Eligible Participant who may be granted such Awards, the number and terms of the Awards to be granted to each Eligible Participant, and the purpose of granting Awards to the specified Eligible Participants with an explanation as to how the terms of the Awards serve such purpose. The number and terms of Awards to be granted to such Eligible Participant must be fixed before Shareholders’ approval.

9.	GRANT OF AWARDS

9.1

On and subject to the terms of this Scheme and the terms and conditions that the Board or its delegate(s) imposes pursuant to paragraph 4.1, the Board or its delegate(s) shall be entitled at any time during the term of this Scheme to make a Grant to any Eligible Participant, as the Board or its delegate(s) may in its absolute discretion determine.

9.2

An Award shall be made to an Eligible Participant by an award agreement in such form as the Board or its delegate(s) may from time to time determine (the “Award Agreement”) requiring the Eligible Participant to undertake to hold the Award on the terms on which it is to be granted and to be bound by the terms of the Scheme; provided, that if necessary to comply with Section 409A of the Code, for each U.S. Person the Class A Ordinary Shares subject to the Awards shall be “service recipient stock” within the meaning of Section 409A of the Code or the Award shall otherwise comply with Section 409A of the Code. The Award Agreement shall specify the terms on which the Award is to be granted, including: (a) whether the Award is in the form of an Option and/or an RSU; (b) the number of Class A Ordinary Shares (including in the form of ADSs) underlying the Award; (c) the vesting schedule and any conditions, restrictions or limitations that must be satisfied in order for the Award to vest in whole or in part (including, without limitation, as to the performance targets and/or clawback mechanism attached to the Award); (d) in the case of an Award of an Option, the Exercise Price and the Exercise Period, and in the case of an Award of an RSU, the Purchase Price (if any); and (e) any other terms which may be imposed either on a specific Award or generally, provided, that such terms shall not be inconsistent with any other terms and conditions of the Scheme.

9.3

Unless the Board or its delegate(s) otherwise determines and states in the Award Agreement, a Grantee is not required to pay any amount on application or acceptance of an Award. The Award shall remain open for acceptance for a time period determined by the Board or its delegate(s) and specified in the Award Agreement, provided that no such Award shall be open for acceptance after the expiry of the term of the Scheme or after the Eligible Participant to whom the Award is made has ceased to be an Eligible Participant. To the extent that the Award is not accepted within the time period and in the manner specified in the Award Agreement, the Award will be deemed to have been irrevocably declined and will lapse.

9.4

An Award shall be deemed to have been accepted and to have taken effect when the Company receives a written notice (in electronic or hard copy form or such other form as the Board or its delegate(s) may accept) of the Eligible Participant’s acceptance of the Award.

9.5

The Exercise Price in respect of any Options to subscribe for Class A Ordinary Shares (not in the form of ADSs) shall be a price, which shall, together with the method of payment for such Exercise Price, be determined by the Board or its delegate(s) in its absolute discretion and notified to a Grantee (subject to any adjustments made pursuant to paragraph 19), and shall be at least the highest of:

(a)	the closing price of the Class A Ordinary Shares as stated in the Stock Exchange’s daily quotations sheet on the Grant Date, which must be a Business Day;

(b)	the average closing price of the Class A Ordinary Shares as stated in the Stock Exchange’s daily quotation sheets for the five Business Days immediately preceding the Grant Date; and

(c)	the nominal value of a Class A Ordinary Share.

9.6

The Exercise Price in respect of any Options to subscribe for Class A Ordinary Shares in the form of ADSs shall be a price, which shall, together with the method of payment for such Exercise Price, be determined by the Board or its delegate(s) in its absolute discretion and notified to a Grantee (subject to any adjustments made pursuant to paragraph 19), and shall be at least the higher of:

(a)	the per-share closing price of the Company’s ADSs on the NYSE on the Grant Date, which must be a Trading Day; and

(b)	the average per-share closing price of the Company’s ADSs on the NYSE for the five Trading Days immediately preceding the Grant Date.

9.7

The Purchase Price, if any, will be set out in the Award Agreement and will be determined by the Board or its delegate(s) in its absolute discretion, taking into account the purpose of the Scheme, the interests of the Company and the individual circumstances of the Grantee.

10.	RESTRICTIONS ON TIME OF GRANT

10.1

No Grant shall be made to, nor shall any Grant be capable of acceptance by, any Eligible Participant, and no directions or recommendation shall be given to the Trustee under the Scheme at a time when the Eligible Participant would or might be prohibited from dealing in the Shares by the Listing Rules (where applicable).

10.2

For as long as the Shares are listed on the Stock Exchange, a Grant must not be made after inside information has come to the knowledge of the Company until (and including) the Business Day after the Company has announced the information. In particular, during the period commencing 30 days immediately preceding the earlier of:

(a)

the date of the meeting of the Board (as such date is first notified to the Stock Exchange in accordance with the Listing Rules) for the approval of the Company’s results for any year, half-year, quarterly or any other interim period (whether or not required under the Listing Rules); and

(b)	the deadline for the Company to announce its results for any year or half-year under the Listing Rules, or quarterly or any other interim period (whether or not required under the Listing Rules),

and ending on the date of the results announcement, no Award may be granted. Such period will cover any period of delay in the publication of a results announcement.

10.3

For as long as the Shares are listed on the Stock Exchange, where any Award is proposed to be granted to a Director, it shall not be granted on any day on which the financial results of the Company are published and during the period of:

(a)	60 days immediately preceding the publication date of the annual results or, if shorter, the period from the end of the relevant financial year up to the publication date of the results; and

(b)

30 days immediately preceding the publication date of the quarterly results (if any) and half-year results or, if shorter, the period from the end of the relevant quarterly or half-year period up to the publication date of the results.

10.4	The Board or its delegate(s) may not grant any Awards to any Eligible Participants in any of the following circumstances:

(a)	the requisite approvals for that Grant from any applicable regulatory authorities have not been obtained; or

(b)

the delivery or issue of a prospectus or other offering documents required by Applicable Laws in respect of the Grant or in respect of this Scheme have not been made, unless the Board or its delegate(s) determines otherwise; or

(c)	where the Grant would result in a breach of any Applicable Laws by any member of the Group or any of its directors; or

(d)

the Grant would result in breach of the Scheme Mandate Limit and Service Provider Sublimit or would otherwise cause the Company to issue Class A Ordinary Shares in excess of the permitted amount in the mandate approved by the Shareholders.

11.	LIMIT ON GRANTING AWARDS TO INDIVIDUALS

11.1

Where any grant of Awards to an Eligible Participant would result in the Class A Ordinary Shares issued and to be issued in respect of all options and awards granted to such person (excluding any options and awards lapsed in accordance with the terms of the Scheme and any other share schemes or plans of the Company) in the 12-month period up to and including the Grant Date representing in aggregate over 1% (one percent) of the total number of Shares of the Company (including the Class A Ordinary Shares and Class B Ordinary Shares) in issue (excluding treasury shares), such grant must be separately approved by the Shareholders in general meeting in accordance with the Listing Rules, with such Eligible Participant and his/her close associates (or associates if the Eligible Participant is a connected person) abstaining from voting.

12.	GRANTING AWARDS TO CONNECTED PERSONS

12.1

Any grant of Awards to a Director, chief executive of the Company or substantial Shareholder (or any of their respective associates) must be approved by the independent non-executive Directors (excluding any independent non-executive Director who is the Grantee of the Awards) and shall otherwise be subject to compliance with the requirements of the Applicable Laws.

12.2	The Corporate Governance Committee must make a recommendation on any grants of Awards to a Director who is a beneficiary of weighted voting rights under 8A.30(4) of the Listing Rules.

12.3

Where any grant of RSUs to a Director (other than an independent non-executive Director) or chief executive of the Company (or any of their respective associates) would result in the Class A Ordinary Shares issued and to be issued in respect of all restricted share units granted (excluding any restricted share units lapsed in accordance with the terms of the Scheme and any other share schemes or plans of the Company) to such person in the 12 month period up to and including the Grant Date representing in aggregate over 0.1% of the total number of Shares of the Company (including the Class A Ordinary Shares and Class B Ordinary Shares) in issue (excluding treasury shares), such further grant of RSUs must be separately approved by the Shareholders in general meeting in accordance with the Listing Rules, with such Grantee, his/her associates and all core connected persons of the Company abstaining from voting in favour at such general meeting.

12.4

Where any grant of Awards to an independent non-executive Director or a substantial Shareholder (or any of their respective associates) would result in the Class A Ordinary Shares issued and to be issued in respect of all options and awards granted (excluding any options and awards lapsed in accordance with the terms of the Scheme and any other share schemes or plans of the Company) to such person in the 12-month period up to and including the Grant Date representing in aggregate over 0.1% of the total number of Shares of the Company (including the Class A Ordinary Shares and Class B Ordinary Shares) in issue (excluding treasury shares), such further grant of Awards must be separately approved by the Shareholders in general meeting in accordance with the Listing Rules, with such Grantee, his/her associates and all core connected persons of the Company abstaining from voting in favour at such general meeting.

12.5

Shareholder approval is required prior to any grant of Awards, in any transaction or series of related transactions, to an officer or a member of a control group or any other substantial security holder of the Company that has an affiliated person who is an officer or director of the Company (each an “Active Related Party”) if the number of Shares underlying the Awards to be granted, exceeds either 1% (one percent) of the total number of Shares of the Company (including the Class A Ordinary Shares and Class B Ordinary Shares) in issue (excluding treasury shares) or 1% (one percent) of the voting power outstanding before the grant.

13.	VESTING OF AWARDS

13.1

The Board or its delegate(s) may from time to time while the Scheme is in force and subject to all Applicable Laws, determine such vesting period, vesting criteria and conditions or periods for the Award to be vested hereunder, provided however that the vesting period for Awards shall not be less than 12 months, unless the Board or its delegate(s) determines that the Awards granted to Employee Participants may be subject to a vesting period of less than 12 months in the following circumstances:

(a)	grants of “make whole” Awards to new employees to replace the awards or options such employees forfeited when leaving their previous employers;

(b)	grants to an Employee Participant whose employment is terminated due to death or Disability or occurrence of any out of control event;

(c)	grants of Awards with performance-based vesting conditions in lieu of time-based vesting criteria;

(d)

grants of Awards that are made in batches during a year for administrative and compliance reasons, which include Awards that should have been granted earlier if not for such administrative or compliance reasons but had to wait for a subsequent batch. In such case, the vesting period may be shorter to reflect the time from which the Awards would have been granted;

(e)	grants of Awards with a mixed or accelerated vesting schedule such as where the Awards may vest evenly over a period of 12 months; or

(f)	grants of Awards with a total vesting and holding period of more than 12 months.

13.2

Subject to paragraph 13.1, the Board or its delegate(s) may, in its sole discretion and subject to whatever terms and conditions it selects, accelerate the period during which an Award vests, to the extent set forth in the terms of the Award Agreement or otherwise.

14.	EXERCISE OF OPTION

14.1

An Option will be deemed to be exercised when the Company receives a written notice from the Grantee accompanied by payment for the full amount of the Exercise Price multiplied by the number of Class A Ordinary Shares in respect of which the Option is exercised, save to the extent that other arrangements have been made for payment of the Exercise Price which are satisfactory to the Board or its delegate(s).

15.	PERFORMANCE TARGETS AND CLAWBACK MECHANISM

15.1

Unless the Board or its delegate(s) otherwise determined and stated in the Award Agreement, a Grantee is not required to achieve any performance target before the vesting of an Award granted to him/her.

15.2

The Board or its delegate(s) may, in its absolute discretion, specify in the Award Agreement the performance targets attached to an Award, which will be imposed on a case-by-case basis. The performance targets mean any one or more performance measures, or derivations of such performance measures that may be related to the individual Grantee or the Group as a whole or to a subsidiary, division, department, region, function or business unit of the Company or the relevant Related Entity Participant or the relevant Service Provider. The performance measures may include cash flow, earnings, earnings per share, market value added or economic value added, profits, return on assets, revenue, growth rate, return on equity, return on investment, sales, revenue, stock price, total shareholder return, customer satisfaction metrics, business unit development, or such other goals as the Board or its delegate(s) may determine from time to time.

15.3

The Board or its delegate(s) shall have the right to (i) forfeit any unvested Award granted to a Grantee and (ii) cause any vested but not yet exercised and/or settled Award to lapse immediately, in the event of:

(a)	any Cause of a Grantee; or

(b)

any violation of a Grantee to obligations of confidentiality or non-competition to the Group, or any leakage by such Grantee of the Group’s trade secrets, intellectual property or proprietary information within a specified period after such Grantee ceasing to be an Eligible Participant; or

(c)

any conduct of a Grantee that has materially adverse effect to the reputation or interests of any member of the Group within a specified period after such Grantee ceasing to be an Eligible Participant; or

(d)

in respect of any Award which is performance linked, any material misstatement in the audited financial statements of the Company that requires a restatement, or any circumstances that show or lead to any of the prescribed performance targets having been assessed or calculated in a materially inaccurate manner.

In addition, the Company shall have the right to (i) require such Grantee to surrender some or all of the Class A Ordinary Shares (including in the form of ADSs) underlying the Awards which have been issued to the Grantee or the Grantee’s transferee for no consideration or (ii) require such Grantee to pay the Company any and all payment in cash or other property in lieu of the Class A Ordinary Shares (including in the form of ADSs) underlying the Awards which the Grantee has received from the Company. For the avoidance of doubt, no Tax or charge paid by such Grantee in connection with (i) the grant, exercise or vesting of the Awards, (ii) the delivery of the Class A Ordinary Shares (including in the form of ADSs) underlying the Awards or payment in lieu of the Class A Ordinary Shares, or (iii) the sale or transfer of the Class A Ordinary Shares (including in the form of ADSs) underlying the Awards shall be refunded to the Grantee in the event of forfeit or lapse of the Awards, surrender of the Class A Ordinary Shares (including in the form of ADSs) underlying the Awards, or payment by the Grantee to the Company of any and all payment in cash or other property in lieu of the Class A Ordinary Shares the Grantee has received from the Company, pursuant to paragraph 15.3.

15.4

Further, the Company shall have right to recover the amount of any erroneously awarded Award, vested or unvested, settled or unsettled, delivered or undelivered, in accordance with the Company’s policy regarding the recovery of erroneously awarded incentive-based compensation, as amended from time to time.

15.5

The Awards that are clawed back pursuant to paragraph 15 will be regarded as lapsed and the Awards so lapsed will be regarded as unutilized for the purpose of calculating the Scheme Mandate Limit and Service Provider Sublimit. The Class A Ordinary Shares underlying the Awards that are clawed back pursuant to paragraph 15 shall become Returned Shares for the purpose of the Scheme.

16.	TRANSFERABILITY

16.1	Subject to paragraph 16.2 below, an Award shall be personal to the Grantee and shall not be transferable or assignable.

16.2

Where (i) the Board or its delegate(s) gives their express consent in writing (which consent may or may not be given by the Board or its delegate(s) at their absolute discretion), (ii) the Stock Exchange gives any express waiver, and (iii) the requirements of Form S-8 permit, the Awards held by a Grantee may be allowed to be transferred to a vehicle (such as a trust or a private company, “Participant Vehicle”) for the benefit of the Grantee and any Family Members of such Grantee (for the purposes of estate planning or Tax planning or such other reasons as the Board or its delegate(s) and the Stock Exchange consider to be justifiable) that would continue to meet the purpose of the Scheme and comply with the requirements of Chapter 17 of the Listing Rules. The Participant Vehicle shall comply with paragraph 16.1 and other provisions of the Scheme shall apply, mutatis mutandis, to the Participant Vehicle.

16.3

The Awards transferred to the Participant Vehicle shall lapse automatically on the date the Participant Vehicle ceases to be wholly-owned by the relevant individual Grantee (or, where the Participant Vehicle is originally a trust of which the relevant individual Grantee is a beneficiary or discretionary object, on the date the relevant individual Grantee ceases to be a beneficiary or discretionary object) provided that, subject to the terms of the Scheme and the Applicable Laws, the Board or its delegate(s) may in their absolute discretion decide that such Awards or any part thereof shall not so lapse or determine that such Awards are subject to such conditions or limitations as they may impose.

17.	LAPSE OF AWARDS

17.1	An Award or any part thereof which has not yet vested or which, in the case of an Option, has vested but not yet been exercised shall lapse automatically and not be exercisable on the earliest of:

(a)	in the case of an Option, the expiry of the Exercise Period (subject to the terms of the Scheme);

(b)

subject to paragraph 17.2, the date of the termination of a Grantee’s employment or service by the Company, any member of the Group, the holding companies, fellow subsidiaries or associated companies of the Company;

(c)	the date on which the Grantee ceases to be an Eligible Participant due to any Cause;

(d)	the date on which the Grantee:

(i)	becomes an officer, director, employee, consultant, adviser, partner of, or a shareholder or other proprietor owning an interest of 5% or more in, any Competitor; or

(ii)	knowingly performs any act that may confer any competitive benefit or advantage upon any Competitor;

(e)	the date of the commencement of the winding-up of the Company;

(f)	the date on which the Grantee (whether intentionally or otherwise) commits a breach of paragraph 16 above;

(g)	the date on which the Grantee is declared bankrupt or enters into any arrangement or compromise with his/her creditors generally;

(h)

in respect of Class A Ordinary Shares underlying an Award which are subject to performance or other vesting condition(s), the date on which the condition(s) to vesting are not or no longer possible to be satisfied; or

(i)

the date on which the Board or its delegate(s) has decided that the unvested Award shall not be vested for the Grantee in accordance with the terms of the Scheme and the terms and conditions as set out in the Award Agreement.

17.2

If the Grantee’s employment or service with the Company, any member of the Group, the holding companies, fellow subsidiaries or associated companies of the Company is terminated for any reason other than for Cause (including by reason of resignation, retirement, death, Disability, redundancy, non-renewal of the employment or service agreement upon its expiration for any reason other than for Cause), the Board or its delegate(s) shall determine at its sole and absolute discretion and shall notify the Grantee (i) whether any unvested Award granted to such Grantee shall vest and the period within which such Award shall vest, and (ii) in the case of an Option which has vested but not yet been exercised, whether any part thereof is entitled to extended period for exercise, subject to any limitations as may be necessary to comply with Section 409A of the Code. If the Board or its delegate(s) determines that such Award shall not vest or not be entitled to extended exercise period, such Award shall automatically lapse with effect from the date on which the Grantee’s employment or service is terminated.

17.3

The Board or its delegate(s) shall have the sole and absolute discretion to interpret and implement upon the occurrence of events specified in paragraph 17.1, including but not limited to determining whether the Grantee’s employment or service has been terminated for Cause, the effective date of such termination for Cause and the identity of a Competitor, and such determination by the Board or its delegate(s) shall be final and conclusive.

17.4

Notwithstanding any other provisions of this Scheme, the Board or its delegate(s) may in its sole and absolute discretion decide any Award shall not lapse or shall be subject to such conditions or limitations as the Board or its delegate(s) may decide.

17.5

The Awards lapsed in accordance with paragraph 17.1 will not be regarded as utilized for the purpose of calculating the Scheme Mandate Limit and the Service Provider Sublimit. In the case of RSU, the Class A Ordinary Shares underlying the Awards referred to in paragraph 17.1 shall become Returned Shares for the purpose of the Scheme.

18.	CANCELLATION

18.1	The Board or its delegate(s) may at its discretion cancel an Award granted, provided that:

(a)

the Company, any member of the Group, the holding companies, fellow subsidiaries or associated companies of the Company, pay to the Grantee an amount equal to the consideration paid by the Grantee for accepting the Award (if any); or

(b)	the Board or its delegate(s) makes any arrangement as the Board or its delegate(s) and Grantee may mutually agree in order to compensate him/her for the cancellation of the Award.

18.2

Notwithstanding the provisions of paragraph 18.1, in order to comply with the Applicable Laws in the jurisdictions in which the Group operates or has Eligible Participants, or in order to comply with the requirements of any securities exchange, the Board or its delegate(s), in its sole discretion, shall have the power and authority to cancel Awards that have not vested or have not been exercised or settled.

18.3

No new Awards (which will be satisfied with the issuance of Class A Ordinary Shares) may be granted to an Eligible Participant in place of his/her cancelled Awards unless there are unutilized Scheme Mandate Limit and Service Provider Sublimit (if applicable) from time to time.

18.4	For the purpose of this paragraph 18, the Awards cancelled will be regarded as utilized in calculating the Scheme Mandate Limit and the Service Provider Sublimit.

19.	CHANGE OF CONTROL, REORGANIZATION OF CAPITAL STRUCTURE

19.1

Except as may otherwise be provided in any Award Agreement or any other written agreement entered into by and between the Company and a Grantee, if there is an event of Change of Control, a privatization of the Company by way of a scheme or by way of an offer, subject to paragraph 13.1, the Board or its delegate(s) may at their sole discretion (i) determine whether the Vesting Dates of any Awards will be accelerated, (ii) purchase any Award for an amount of cash or Class A Ordinary Shares equal to the value that could have been attained upon the exercise of such Award or realization of the Grantee’s rights had such Award been currently exercisable or payable or fully vested (and, for the avoidance of doubt, if as of such date the Board determines in good faith that no amount would have been attained upon the exercise of such Award or realization of the Grantee’s rights, then such Award may be terminated by the Company without payment); or (iii) provide for the assumption, conversion or replacement of any Award by the successor or surviving company or a parent or subsidiary of the successor or surviving company with other rights (including cash) or property selected by the Board in its sole discretion or the assumption or substitution of such Award by the successor or surviving company, or a parent or subsidiary thereof, with such appropriate adjustments as to the number and kind of shares and prices as the Board deems, in its sole discretion, reasonable, equitable and appropriate. If the Vesting Dates of any Awards are accelerated, the procedures as set out in the terms of the Scheme shall apply. Where applicable, the Trustee shall transfer the Class A Ordinary Shares and/or ADSs in respect of the Awards or pay the consideration receivable under the related scheme or offer in cash, as the case may be, to the Grantee in accordance with the instruction provided by the Board or its delegate(s). Prior to any payment or adjustment contemplated under this paragraph 19.1, the Board may require a Grantee to (i) represent and warrant as to the unencumbered title to the Grantee’s Awards; (ii) bear such Grantee’s pro rata share of any post-closing indemnity obligations, and be subject to the same post-closing purchase price adjustments, escrow terms, offset rights, holdback terms, and similar conditions as the other holders of Class A Ordinary Shares, subject to any limitations or reductions as may be necessary to comply with Section 409A of the Code; and (iii) deliver customary transfer documentation as reasonably determined by the Board.

19.2

In the event of an alteration in the capital structure of the Company by way of a capitalization issue, rights issue, subdivision or consolidation of shares or reduction of the share capital of the Company in accordance with Applicable Laws (other than any alteration in the capital structure of the Company as a result of an issue of Class A Ordinary Shares as consideration in a transaction to which any member of the Group is a party or in connection with any share schemes of the Company) during the term of this Scheme, such corresponding adjustments (if any) shall be made to:

(a)	the Scheme Mandate Limit and the Service Provider Sublimit;

(b)	the number and/or nominal value of underlying Class A Ordinary Shares and the Purchase Price (if any) of any RSU which has not yet vested or has vested but not yet been satisfied; and/or

(c)	the number and/or nominal value of underlying Class A Ordinary Shares and the Exercise Price of any Option which has not yet vested or has vested but not yet been exercised,

or any combination thereof, as the Auditors or an independent financial adviser shall confirm in writing to the Board or its delegate(s) that the adjustments satisfy the requirements set out in Rule 17.03(13) of the Listing Rules or otherwise comply with the Listing Rules or other rules, practices or directions of the Stock Exchange in effect from time to time (other than any adjustment made on a capitalization issue, in which case such adjustment shall be made as the Board or its delegate(s) shall consider to be in its opinion fair and reasonable). The capacity of the Auditors or the independent financial adviser (as the case may be) in this paragraph 19.2 is that of experts and not of arbitrators and their certification shall be final and conclusive and binding on the Company and the Grantees. The costs of the Auditors or the independent financial adviser shall be borne by the Company.

19.3

Any adjustment required under paragraph 19 shall be made on the basis that the Grantee shall have the same proportion of the issued share capital of the Company, rounded to the nearest whole Class A Ordinary Share, for which any Grantee would have been entitled to immediately prior to such adjustments, but no such adjustment shall be made to enable any Class A Ordinary Shares to be issued at less than its nominal value, provided that the adjustment shall be subject to any limitations or reductions as may be necessary to comply with Section 409A of the Code.

20.	RIGHTS ATTACHED TO THE AWARDS AND SHARES

20.1

Neither the Grantees nor the Trustee may exercise any of the voting rights in respect of any Awards that have not yet vested or has vested but not yet been exercised and/or satisfied. No Grantee shall enjoy any of the rights of a Shareholder by virtue of the grant of an Award pursuant to this Scheme, unless and until such Class A Ordinary Shares underlying the Award are actually allotted and issued or transferred (as the case may be) to the Grantee upon the vesting and, as applicable, exercise or settlement of the Award. Unless otherwise specified by the Board or its delegate(s) in its sole discretion in the Award Agreement, the Grantees do not have any rights to any cash or non-cash income, dividends or distributions and/or the sale proceeds of non-cash and non-scrip distributions from any Class A Ordinary Shares underlying an Award.

20.2

Subject to paragraph 20.1, the Class A Ordinary Shares to be allotted and issued or transferred upon the vesting of the Awards shall be subject to all the provisions of the Articles of Association of the Company for the time being in force and shall rank pari passu in all respects with, and shall have the same voting, dividend, transfer and other rights (including those rights arising on a winding-up of the Company) as the existing fully paid Class A Ordinary Shares in issue on the date on which those Class A Ordinary Shares are allotted and issued or transferred pursuant to the vesting of the Awards and, without prejudice to the generality of the foregoing, shall entitle the holders to participate in all dividends or other distributions paid or made on or after the date on which Class A Ordinary Shares are allotted and issued or transferred, other than any dividends or distributions previously declared or recommended or resolved to be paid or made if the record date thereof shall be before the date on which the Class A Ordinary Shares are allotted and issued or transferred.

21.	DISPUTES

21.1

Any dispute arising in connection with this Scheme shall be referred to the decision of the Board or its delegate(s) in the first instance, which decision shall, in the absence of manifest error, be final and binding on the Company and the Grantee. Should the Board or its delegate(s), in their sole discretion, decide, any dispute referred to them may be subsequently referred to the decision of the Auditors or the approved independent financial adviser to the Company, who shall then act as experts and not as arbitrators and whose decision shall, in the absence of manifest error, be final and binding on the Company and the Grantee. In such case, the costs of the Auditors or the approved independent financial adviser to the Company shall be shared equally between the Company and the relevant Grantee.

22.	ALTERATION OF THIS SCHEME

22.1	Save as provided in paragraphs 22.2 to 22.4, the Board may alter any of the terms of the Scheme to benefit the administration of the Scheme at any time in compliance with the Applicable Laws.

22.2

Any alterations to the terms and conditions of the Scheme which are of a material nature, or any alterations to the specific provisions of the Scheme which relate to the matters set out in Rule 17.03 of the Listing Rules to the advantage of Grantees or Eligible Participants, or any changes to the authority of the Directors or the Board or its delegate(s) in relation to any alteration of the terms of the Scheme, in each case, must be approved by the Shareholders in general meeting.

22.3

Any changes to the terms of the Awards granted must be approved by the Board or its delegate(s), the Committee, the independent non-executive Directors and/or the Shareholders in general meeting (as the case may be) if the initial grant of such Awards was approved by the Board or its delegate(s), the Committee, the independent non-executive Directors and/or the Shareholders in general meeting (as the case may be), except where the alterations or changes take effect automatically under the existing terms of the Scheme. The Board’s determination as to whether any proposed alteration to the terms and conditions of the Scheme is material shall be conclusive.

22.4	The terms of the Scheme or the Awards so altered must comply with the relevant requirements of the Applicable Laws.

23.	TERMINATION

23.1

The Shareholders in general meeting by ordinary resolution or the Board may at any time terminate the Scheme and, in such event, no further Awards may be offered or granted but in all other respects the terms of the Scheme shall remain in full force and effect in respect of Awards which are granted during the term of the Scheme and which remain unvested or which have vested but have not yet been exercised and/or satisfied immediately prior to the termination of the Scheme.

24.	MISCELLANEOUS

24.1

This Scheme shall not form part of any contract of employment or engagement of services between the Group and any Eligible Participant and the rights and obligations of any Eligible Participant under the terms of his office, employment or engagement in services shall not be affected by the participation of the Eligible Participants in this Scheme or any rights which he may have to participate in it and this Scheme shall afford such an Eligible Participant no additional rights to compensation or damages in consequence of the termination of such office, employment or engagement for any reason.

24.2

If any provision of the Scheme or any Award or any Award Agreement is or becomes or is deemed to be invalid, illegal, or unenforceable in any jurisdiction or as to any person or entity or Award, or would disqualify the Scheme or any Award under any law deemed applicable by the Board or its delegate(s), such provision shall be construed or deemed amended to conform to the Applicable Laws, or if it cannot be construed or deemed amended without, in the determination of the Board or its delegate(s), materially altering the intent of the Scheme or the Award, such provision shall be construed or deemed stricken as to such jurisdiction, person or entity or Award and the remainder of the Scheme and any such Award shall remain in full force and effect.

24.3

The obligation of the Company to settle Awards in Class A Ordinary Shares or other consideration shall be subject to all Applicable Laws, and to such approvals by governmental agencies as may be required. The Board may cancel an Award or any portion thereof if it determines, in its sole discretion, that legal or contractual restrictions and/or blockage and/or other market considerations would make the Company’s issuance of the Class A Ordinary Shares to the Grantee, the Grantee’s acquisition of the Class A Ordinary Shares from the Company, the conversion of the Class A Ordinary Shares into ADSs for the account of the Grantee and/or the Grantee’s sale of Class A Ordinary Shares or ADSs to the public markets, illegal, impracticable or inadvisable. If the Board determines to cancel all or any portion of an Award in accordance with the foregoing, the Company may, in its sole discretion, pay to the Grantee an amount equal to the excess of (i) the aggregate Fair Market Value of the Class A Ordinary Shares subject to such Award or portion thereof canceled or the ADSs representing such Class A Ordinary Shares (determined as of the applicable exercise date or the date that the Class A Ordinary Shares would have been vested or issued, as applicable), over (ii) the aggregate exercise price or purchase price or base amount or any amount payable as a condition of issuance of Class A Ordinary Shares (in the case of any other Award). Such amount shall be delivered to the Grantee as soon as practicable following the cancellation of such Award or portion thereof.

24.4

To the extent that the Board determines that any Award granted to a U.S. Person under the Scheme is subject to Section 409A of the Code, the Award Agreement evidencing such Award shall incorporate the terms and conditions required by Section 409A of the Code. To the extent applicable, the Scheme and Award Agreements shall be interpreted in accordance with Section 409A of the Code and Department of Treasury regulations and other interpretive guidance issued thereunder. Notwithstanding any provision of the Scheme to the contrary, in the event that the Board determines that any Award may be subject to Section 409A of the Code and related Department of Treasury guidance, the Board may adopt such amendments to the Scheme and the applicable Award Agreement or adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions, that the Board determines are necessary or appropriate to (i) exempt the Award from Section 409A of the Code and/or preserve the intended tax treatment of the benefits provided with respect to the Award, or (ii) comply with the requirements of Section 409A of the Code and related Department of Treasury guidance and thereby avoid the application of any penalty taxes under such Section, provided that such amendments shall be made in compliance with the Applicable Laws. The Board shall use commercially reasonable efforts to implement the provisions of this paragraph 24.4 in good faith; provided, that none of the Company, the Board nor any of the Company’s employees, directors or representatives shall have any liability to any Grantee with respect to this paragraph 24.4. Notwithstanding anything to the contrary set forth herein, any payments and benefits provided under the Scheme that constitute “deferred compensation” within the meaning of Section 409A of the Code and that are payable in connection with a termination of employment shall not commence unless and until the Grantee has experienced a “separation from service” within the meaning of Section 409A of the Code, unless the Company reasonably determines that such amounts may be provided to the Grantee without causing such Grantee to incur additional tax under Section 409A of the Code. If the Grantee is, upon a separation from service, a “specified employee” within the meaning of Section 409A, then, solely to the extent necessary to avoid the incurrence of the adverse personal tax consequences under Section 409A of the Code, the payment of any deferred compensation shall not commence until the earlier to occur of: (i) the date that is six months and one day after the Grantee’s separation from service, or (ii) the date of Grantee’s death. Any payments that are delayed due to the application of the preceding sentence shall be made on the date that payments commence. For purposes of Section 409A of the Code, the right to a series of installment payments under the Scheme shall be treated as a right to a series of separate payments.

24.5

This Scheme shall not confer on any person any legal or equitable right (other than those rights constituting the Awards themselves) against the Company directly or indirectly or give rise to any cause of action at law or in equity against the Company.

24.6	The provisions of Awards need not be the same with respect to each Grantee, and such Awards to individual Grantees need not be the same in subsequent years.

24.7

Any notice or other communication between the Company and a Grantee may be given by sending the same by prepaid post or personal delivery to, in the case of the Company, its principal place of business in Hong Kong or such other address as notified to the Grantee from time to time and, in the case of the Grantee, his address as notified to the Company from time to time. Notices may also be sent electronically to Grantees by sending it to the e-mail address notified by the Grantee to the Company from time to time, or via any systems or platforms as the Company utilizes in the administration of this Scheme.

24.8	Except as otherwise expressly provided under the Scheme,

(a)	any notice or other communication served by post:

(i)	by the Company shall be deemed to have been served 24 hours after the same was put in the post; and

(ii)	by the Grantee shall not be deemed to have been received until the same shall have been received by the Company;

(b)	any notice or other communication served by hand shall be deemed to have been served at the time of delivery;

(c)	any notice or other communication served by electronic means by the Company or the Grantee shall be deemed to have been served if the sender did not receive a failure of receipt notification.

24.9	Any notice or other communication shall not be withdrawn once it is delivered by the Grantee, except for those which shall only become effective upon a confirmation of the receipt by the Company.

24.10

The acceptance of an Award by and the issue and transfer of Class A Ordinary Shares to a Grantee may be subject to all necessary consents under any relevant legislation for the time being in force in Hong Kong, the People’s Republic of China, the Cayman Islands and other relevant jurisdictions, and a Grantee shall be responsible for obtaining any governmental or other official consent or approval and going through any other governmental or other official procedures that may be required by any country or jurisdiction in these regards. The Group and its affiliates may coordinate or assist the Grantee in complying with such applicable requirements and taking any other actions as may be required by any Applicable Laws. However, the Group and its affiliates shall not be responsible for any failure by a Grantee to obtain any such consent or approval or for any tax or other liability to which a Grantee may become subject as a result of his participation in this Scheme. The Board or its delegate(s) shall be entitled to establish such arrangements as it deems reasonably necessary with respect to the mechanisms to implement the vesting of Awards, the remittance of the proceeds therefrom to Grantees and related registration, recordation and reporting matters to ensure that the Grantee and the Company can comply with all Applicable Laws. Each Grantee shall authorize the Company to establish all necessary brokerage and other accounts on the Grantee’s behalf and shall provide to the Company such information as the Board or its delegate(s) deems necessary in connection with the Company’s and the Grantee’s compliance with the foregoing obligations.

24.11

The Board shall have the power from time to time to make or vary regulations for the administration and operation of the Scheme, provided that the same are not inconsistent with the provisions of the Scheme.

24.12

In this Scheme, references to new Class A Ordinary Shares include treasury shares, and references to the issuance of Class A Ordinary Shares include the transfer of treasury shares. The Company may use treasury shares to satisfy the exercise and/or vesting of Awards under this Scheme.

24.13

Notwithstanding anything herein to the contrary, the Company shall not be required to issue or deliver any certificates evidencing Class A Ordinary Shares or ADSs issued pursuant to the vesting, exercise or settlement of any Award, unless and until the Board has determined, with advice of counsel, that the issuance and/or delivery of such certificates, as applicable, is in compliance with all Applicable Laws and, if applicable, the requirements of any exchange on which the Class A Ordinary Shares or ADSs are listed or traded. All Class A Ordinary Share and ADS certificates delivered pursuant to the Scheme are subject to any stop-transfer orders and other restrictions as the Board deems necessary or advisable to comply with all Applicable Laws. The Board may place legends on any Class A Ordinary Share or ADS certificate to reference restrictions applicable to the Class A Ordinary Share or ADS, or refuse to convert any or all of the Class A Ordinary Shares into ADSs. In addition to the terms and conditions provided herein, the Board may require that a Grantee make such reasonable covenants, agreements, and representations as the Board, in its discretion, deems advisable in order to comply with any such Applicable Laws. The Board shall have the right to require any Grantee to comply with any timing or other restrictions with respect to the vesting or exercise of any Award, including a window-period limitation, as may be imposed in the discretion of the Board.

24.14

In the discretion of the Board, ADSs may be delivered in lieu of Class A Ordinary Shares in settlement of any Award; provided, that the number of Class A Ordinary Shares represented by ADSs shall be of equal value to the Class A Ordinary Shares that would have otherwise been issued or transferred. The limitations contained in this Scheme shall be adjusted to reflect the delivery of ADSs in lieu of Class A Ordinary Shares.

24.15

No Class A Ordinary Shares shall be issued, and no payment shall be made under this Scheme to any Grantee, until such Grantee has made arrangements acceptable to the Board for the satisfaction of Taxes and any other costs and expenses in connection with the grant, exercise or vesting of Awards and/or the issuance of the Class A Ordinary Shares. The Company or the relevant entity of the Group shall have the authority and the right to deduct or withhold from any compensation payable to a Grantee, or require a Grantee to remit to the Company or the relevant entity of the Group, an amount sufficient to satisfy all Taxes. The Board may, in its discretion and in satisfaction of the foregoing requirement, allow or require a Grantee to satisfy Taxes by electing to have the Company withhold Class A Ordinary Shares otherwise issuable under an Award (or other amounts payable under an Award) having a Fair Market Value equal to the Taxes. Notwithstanding any other provision of this Scheme, the number of Class A Ordinary Shares otherwise issuable under an Award which may be withheld with respect to the grant, issuance, vesting, exercise or payment of any Award (or which may be repurchased from the Grantee of such Award (or a portion thereof) after such Class A Ordinary Shares were acquired by the Grantee from the Company) in order to satisfy all Taxes, unless specifically approved by the Board, will be limited to the number of Class A Ordinary Shares otherwise issuable under an Award that have a Fair Market Value on the date of withholding or repurchase equal to the aggregate amount of such Taxes. The Fair Market Value of the Class A Ordinary Shares otherwise issuable under an Award to be withheld shall be determined on the date that the amount of Taxes to be withheld is to be determined. All elections by the Grantees to have Class A Ordinary Shares otherwise issuable under an Award withheld for this purpose shall be made in such form and under such conditions as the Board may deem necessary or advisable. Notwithstanding the foregoing, Grantees may satisfy by Tax obligations pursuant to the methods prescribed in any Award Agreement governing the terms of an Award.

24.16

The Scheme (and any other documents relating to the Scheme) does not constitute an offer or invitation to the public within the meaning of the Companies Ordinance or the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong). Class A Ordinary Shares issued or delivered in relation to the Scheme (and any other documents relating to the Scheme) may not be offered or sold in Hong Kong by means of any document, except in circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance or which do not constitute an offer to the public within the meaning of the Companies Ordinance.

24.17

No person may issue or possess for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to Class A Ordinary Shares issued or delivered in relation to the Scheme (and any other documents relating to the Scheme), which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the laws of Hong Kong).

24.18	The Scheme and all Awards granted hereunder shall be governed by and construed in accordance with the laws of Hong Kong.

24.19	The terms of the Scheme are in both English and Chinese languages. Should there be any discrepancy between the English language and Chinese language, the English language shall prevail.